U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-40064

CUSIP NUMBER 928251107

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I.	REGISTRANT INFORMATION.

Virpax Pharmaceuticals, Inc.

Full Name of Registrant

Former Name if Applicable

1055 Westlakes Drive, Suite 300

Address of Principal Executive Office (Street and Number)

Berwyn, PA 19312

City, State and Zip Code

PART II.	RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate )

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.	NARRATIVE

The Registrant is unable to file its Quarterly Report on Form 10-Q for its quarter ended September 30, 2023 (the “Quarterly Report”) by the prescribed due date without unreasonable effort because the Registrant requires additional information necessary for it to complete the Quarterly Report. The Registrant continues to evaluate the decision of the Chancery Court of the State of Delaware that was delivered on September 1, 2023 in the litigation filed by Sorrento Therapeutics, Inc. and Scilex Pharmaceuticals Inc. against Anthony P. Mack and the Registrant. The Registrant intends to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 as soon as practicable.

PART IV.	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Vinay Shah                  (610) 727-4597

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes                                       ☐   No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☐   Yes                                       ☒   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Virpax Pharmaceuticals, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

VIRPAX PHARMACEUTICALS, INC.

Dated: November 15, 2023	By:	/s/ Vinay Shah
Vinay Shah
Chief Financial Officer

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